UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

(Amendment No. 1)
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
INSIGHT ENTERPRISES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
45765U103
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Steven R. Andrews, Esq.
General Counsel
Insight Enterprises, Inc.
1305 West Auto Drive
Tempe, Arizona 85284
(480) 902-1001
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)
Copy to:

Jon S. Cohen, Esq.
Jeffrey E. Beck, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
400 E. Van Buren Street
Phoenix, Arizona 85004
(602) 382-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,786,113	$54.83***

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 248,966 shares of common stock of Insight Enterprises, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per million dollars of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement
ITEM 12. EXHIBITS.
SIGNATURE
INDEX OF EXHIBITS
EX-99.(A)(9)

Introductory Statement
     This Amendment No. 1 amends and supplements the Tender Offer on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2007, relating to our offer to amend outstanding “Eligible Options” (as defined in the Offer to Amend attached to the Schedule TO as Exhibit (a)(1)) held by current employees so that those options will not be subject to Section 409A of the Internal Revenue Code of 1986, as amended. Except as amended and supplemented hereby, all terms of the Schedule TO and the Offer to Amend and all disclosure set forth in the Schedule TO and exhibits thereto remains unchanged.
ITEM 12. EXHIBITS.
Exhibit (a)(9) to this Amendment is hereby filed as Exhibit (a)(9) to the Schedule TO.

(a)(1)	Offer to Amend, dated November 21, 2007.*

(a)(2)	Email Announcement of Offer to Amend, dated November 21, 2007.*

(a)(3)	Election Form.*

(a)(4)	Form of Exchange Withdrawal Notice.*

(a)(5)	Form of Election Confirmation Statement.*

(a)(6)	Form of Email Reminder of Expiration of Insight Offer to Amend.*

(a)(7)	Form of Notice of Expiration of Offer, Amendment of Eligible Option and Commitment to Make Cash Payment.*

(a)(8)	Slide Show Presentation to Eligible Optionees.*

(a)(9)	Form of Email Notice to Eligible Optionees of Information Sessions Concerning Offer to Amend.

(b)	Not applicable.

(d)(1)	Stock Option Amendment and Cash Payment Agreement.*

(d)(2)	Insight Enterprises, Inc. 1998 Long-Term Incentive Plan is incorporated by reference herein from Exhibit 99.1 of our Registration Statement on Form S-8 (No. 333-110915) filed on December 4, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the SEC on November 21, 2007, and incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

INSIGHT ENTERPRISES, INC.
By:	/s/ Steven R. Andrews
Steven R. Andrews
General Counsel

Date: November 27, 2007

INDEX OF EXHIBITS

(a)(1)	Offer to Amend, dated November 21, 2007.*

(a)(2)	Email Announcement of Offer to Amend, dated November 21, 2007.*

(a)(3)	Election Form.*

(a)(4)	Form of Exchange Withdrawal Notice.*

(a)(5)	Form of Election Confirmation Statement.*

(a)(6)	Form of Email Reminder of Expiration of Insight to Amend Offer.*

(a)(7)	Form of Notice of Expiration of Offer, Amendment of Eligible Option and Commitment to Make Cash Payment.*

(a)(8)	Slide Show Presentation to Eligible Optionees.*

(a)(9)	Form of Email Notice to Eligible Optionees of Information Sessions Concerning Offer to Amend.

(b)	Not applicable.

(d)(1)	Stock Option Amendment and Cash Payment Agreement.*

(d)(2)	Insight Enterprises, Inc. 1998 Long-Term Incentive Plan is incorporated by reference herein from Exhibit 99.1 of our Registration Statement on Form S-8 (No. 333-110915) filed on December 4, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the SEC on November 21, 2007, and incorporated herein by reference.